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                               March 4, 2024

       Gavriel Kahane
       Managing Partner
       Arkhouse Management Co. LP
       106 W 56th Street, 17th Floor
       New York, NY 10019

                                                        Re: Arkhouse Management
Co. LP
                                                            Macy's, Inc.
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 by Arkhouse Management
                                                            Co. LP et al.
                                                            Filed February 20,
2024
                                                            File No. 001-13536

       Dear Gavriel Kahane:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12

       Certain Information Concerning the Participants

   1. In written soliciting materials used before a proxy statement is furnished, Rule 14a-
                                                        12(a)(1)(i) requires
the soliciting party to include a description of each participant   s direct
                                                        and indirect interests
in the solicitation, or a legend advising where that information can be found. Such
interests are not limited to the participant   s share ownership in the
                                                        registrant. See the
last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C
                                                        Compliance and
Disclosure Interpretations (November 17, 2023). In future soliciting materials filed
pursuant to Rule 14a-12, please include disclosure about the fact that
                                                        Arkhouse Management
recently made a proposal to acquire Macy   s, which was rejected.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gavriel Kahane
Arkhouse Management Co. LP
March 4, 2024
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameGavriel Kahane                          Sincerely,
Comapany NameArkhouse Management Co. LP
                                                          Division of
Corporation Finance
March 4, 2024 Page 2                                      Office of Mergers &
Acquisitions
FirstName LastName